SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2005 1Q Business Report

I. Company Overview

1.	Purpose of Company
	a.	Scope of Business
	b.	Scope of Business of Subsidiaries
2.	History of the Company
	a.	Company History
	b.	Associated Business Group
3.	Capital Structure
	a.	Change in Capital
	b.	Expected Changes in Capital
	c.	Convertible Bonds
4.	Total Number of Authorized Shares
	a.	Total Number of Authorized Shares
	b.	Information of Issued Shares
	c.	Treasury Stocks
	d.	Status of Employee Stock Option Program
5.	Voting Rights
6.	Dividend Information
	a.	Dividend Information for Past Years

II. Description of Business

1.	Business Overview
	a.	Current Trend of Industry
	b.	Organization Chart
2.	Overview of Operations
	a.	Performance of Operations
	b.	Financing of Operations
	c.	Transactions related to Commission Fees
3.	Other Details Relevant to Investment Decisions
	a.	Won-denominated Current Ratio
	b.	Foreign Currency-denominated Current Ratio
	c.	Debt Ratio
	d.	Credit Ratings for the Past 3 Years
	e.	Other Important Information

III. Financial Information

1.	Condensed Financial Statement (Non-consolidated)
2.	Condensed Financial Statement (Consolidated)
3.	Accounting Information
4.	Notes on consolidated financial statement

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion
	a.	Independent Auditor
2.	Compensation to the Independent Auditor
	a.	Auditing Service
	b.	Compensation for Services other than the Audit

V. Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance
	a.	About the Board of Directors
2.	Related Companies
3.	Investments in Other Companies

VI. Stock Information

1.	Stock Distribution
	a.	Stock Information of Major Shareholders and Related Parties
	b.	Share Ownership of more than 5%
	c.	Shareholder Distribution
2.	Stock Price and Stock Market Performance for the Past Six Months
	a.	Domestic Stock Market
	b.	Foreign Stock Market

VII. Directors and Employee Information

1.	Directors
2.	Employee Status
3.	Labor Union Membership
4.	Number of professional personnels

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties
	a.	Transactions of Provisional Payments and Loans (including secured loans)
	b.	Payment Transactions

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performances and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries.

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in number 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bond;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Investment Trust Management

1.	Securities investment trust management;

2.	Investment advisory and executions;

3.	Futures trading;

4.	Call trading;

5.	Bill purchases; and

6.	Other activities directly or indirectly related to items 1 to 5 mentioned above.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer system;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer system;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media; and

11.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law; and

3.	All businesses or activities directly or indirectly related to the businesses listed above.

(8)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of all rights related to the securities and other assets (the “securitized assets”) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(9)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of all rights related to the securities and other assets (the “securitized assets”) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and its major changes.

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion Won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

December 31, 2002	IT outsourcing agreement with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integrated of IT platform with Kwangju Bank

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on the New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: 4.0 trillion Won)

March 31, 2005	Woori Securities and LG Investment & Securities merged (The name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion Won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

December 31, 2002	IT outsourcing agreement with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integrated of IT platform with Kwangju Bank

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on the New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: 4.0 trillion Won)

March 31, 2005	Woori Securities and LG Investment & Securities merged (The name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Second Asset Securitization Specialty
Woori Third Asset Securitization Specialty
Woori Investment Trust Management, Co.
Woori Securities (1)
Woori Investment & Securities (Formerly known LGIS)

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	13 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
Woori First Private Equity Fund
	Nexbi Tech	Woori Finance Information System
	Woori CA Asset Management	Woori F&I
	LG Investment Trust Management (2)	Woori Investment & Securities
Woori Futures (3)
Woori Securities International Ltd. (3)
Woori Securities (HK) Ltd. (3)
Woori Securities America Inc. (3)
Mars First Private Hoesa

(1)	Following the exchange of shares between Woori Securities and Woori Finance Holdings, Woori Securities merged with LG Investment & Securities on March 31, 2005 and was subsequently dissolved on April 2, 2005. It was de-listed on June 24, 2004.
(2)	On May 6, 2005, Woori Finance Holdings acquired 90% stake in LG Investment Trust Management from Woori Investment & Securities. Subsequently, it was upgraded as a tier-1 subsidiary.
(3)	The names of the subsidiaries of former LG Investment & Securities changed as well.

3.	Capital Structure

a.	Changes in Capital

(units: Won)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price		Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		—

2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		—

2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800		0.0494

2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		—

2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		—

2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		—

2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		—

2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		—

2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902[1]	)	Exchange with Woori Sec shares on a 1-to-0.55 basis

2004.11.4	Exercise CB	Common	666,301	5,000	5,380		—

2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380		—

2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380		—

2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588		—

2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313		—

2005.3.11	Exercise CB	Common	164,429	5,000	7,228		—

(1)	Per share price derived by applying the exchange ratio.

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2005.3.31

Total Number of shares authorized	Total Number of Issued Stock	Total Number of Unissued Stock
2,400,000,000	806,015,340	1,593,984,660

b.	Information of Issued Shares

As of 2005.3.31

Par Value : 5,000 Won	(units: Won 1,000, shares)

Type		Number of Stock Issued	Face Value	Notes
Registered	Common Stock	806,015,340	4,030,076,700

Total		806,015,340	4,030,076,700

c.	Treasury Stock

As of 2005.3.31	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred

Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,547				2,547
	Preferred

Subtotal	Common	2,547				2,547
	Preferred

Indirect acquisition from trust agreement	Common
	Preferred

Total	Common	2,547				2,547
	Preferred

d.	Status of Employee Stock Option Program

As of 2005.3.31	(units: Won, shares)

Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account

Employee Union Account	Common stock	2,073,551	1,700,047

5.	Voting Rights

As of 2005.3.31	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares

Stocks without voting rights	Common Shares
	Preferred Shares

Stocks with limited voting rights under the Securities & Exchange Law	—	2,547

Stocks with voting rights restored	—

Stocks with voting rights	Common Shares	806,012,793
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past 3 years

(units: Won)

Items		2004	2003	2002
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,292,493	202,565	589,214
Earnings per share (Won)		1,655	262	786
Profit available for dividend distribution (Won in Millions)		2,150,995	1,203,688	1,086,596
Total cash payout (Won in Millions)		119,468	77,550	57,262
Total stock dividends (Won in Millions)
Propensity to cash dividends (%)		9.24	38.28	9.72
Cash dividend yield (%)	Common Shares	1.81	1.53	5.22
	Preferred Shares

Stock dividend yield (%)	Common Shares
	Preferred Shares

Cash dividend per share (Won)	Common Shares	150	100	250
	Preferred Shares

Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Current Trend of Industry

•	Fierce competition in the banking sector

•	Restructuring of the second-tier financial industry

•	Convergence of products/services in the financial industry

•	Expansion of financial services due to the development of the capital market and technology

b.	Organization Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2005 1Q	2004	2003	2002
Shareholders’ Equity	7,526,434	7,436,457	5,597,895	5,064,129
Capital	4,030,076	3,982,278	3,877,525	3,839,074
Capital Surplus	109,025	84,356	61,324	58,645
Retained Earnings	2,569,744	2,359,422	1,282,866	1,145,518
Capital Adjustments	817,588	1,010,402	376,180	20,892
Borrowings	2,345,710	2,299,992	2,649,920	2,325,021
Debentures	2,096,200	2,154,637	2,621,182	1,999,250
Bank Borrowings	120,000	120,000	—	300,000
Commercial Paper	—	—	—	—
Other Borrowings	—	—	—	—
Other Liabilities	129,510	25,354	28,738	25,771

Total	9,872,145	9,736,449	8,247,815	7,389,150

(2)	Use of Funds

(units: millions of Won)

Items	2005 1Q	2004	2003	2002
Subsidiary Stock	9,377,751	9,425,381	7,007,222	6,062,119
Woori Bank	7,747,017	7,578,363	5,869,558	4,500,143
Kyongnam Bank	591,454	608,802	504,629	424,060
Kwangju Bank	412,975	420,595	364,955	290,003
Woori Credit Card	—	—	—	379,126
Woori Merchant Bank	—	—	—	222,936
Woori Financial Information System	9,846	7,613	7,284	3,364
Woori F&I	67,320	58,231	35,896	17,016
Woori 2nd Asset Securitization Specialty	—	—	20,016	31,666
Woori 3rd Asset Securitization Specialty	—	—	1,266	—
Woori Investment Trust Management	35,414	35,076	34,978	39,646
Woori Securities	—	361,500	168,639	154,159
LG Investment & Securities	513,726	355,201
Loan Obligations	213,266	218,641	830,566	1,231,207
Tangible Assets	181	228	242	324
Intangible Assets	48	54	51	50
Cash	243,727	56,099	349,585	73,256
Other Assets	36,770	36,047	60,148	22,195

Total	9,872,145	9,736,449	8,247,815	7,389,151

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	Items	2005 1Q	2004 1Q	2004
Commission Revenue (A)		0	0	0
Commission Expense (B)		1,055	1,155	8,037
Commission Profit (A-B)		-1,055	-1,155	-8,037

3.	Other Information Relevant to Investment Decisions

We calculated the following ratios in accordance with the Finance Holding Company Act as explained in the footnote below.

a.	Won-denominated Current Ratio

(units: millions of Won)

Items	2005 1Q	2004	2003	2002
Current Assets (A)	244,590	57,346	203,202	78,357
Current Liabilities (B)	129,510	11,385	9,711	9,317
Current Ratio (A/B)	188.86%	503.70%	2,092.5%	841.0%

*	Current ratio of Won
=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2005 1Q	2004	2003	2002
Current Assets (A)	—	—	147,754	—
Current Liabilities (B)	—	—	148,598	—
Current Ratio (A/B)	—	—	99.4%	—

*	Current ratio of foreign currency
=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

c.	Debt Ratio

(units: millions of Won)

Items	2005 1Q	2004	2003	2002
Liabilities (A)	2,345,711	2,299,992	2,649,920	2,325,022
Equity (B)	7,526,434	7,436,457	5,597,895	5,064,129
Debt Ratio (A/B)	31.2%	30.9%	47.3%	45.9%

d.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category

2001.6.27

2001.6.28

2001.9.26

2001.9.26

2001.11.29

2002.10.17

2002.10.22

2002.11.8

2002.12.13

2002.12.16

2003.6.30

2003.9.8

2003.9.8

2003.11.13

2003.12.04

2003.12.04

2004.2.6

2004.3.11

2004.5.27

2004.6.9

2004.6.9

2004.7.16

2004.7.16

2004.11.15

2004.11.15

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

Debentures

AA+ AA+ AA+ AA+ BBB- AA+ AA+ BBB AA+ AA+ AA+ AAA AAA BBB AAA AAA BBB BBB- Baa3 AAA AAA AAA AAA AAA AAA

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

KIS Ratings (AAA~D)

Korea Ratings (AAA~D)

R&I (AAA~C)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

R&I (AAA~C)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D)

KIS Ratings (AAA~D)

Korea Ratings (AAA~D)

KIS Ratings (AAA~D))

R&I (AAA~C)

NICE (AAA~D)

KIS Ratings (AAA~D))

Fitch Rating (AAA~D)

S&P (AAA~D)

Moody’s (Aaa~C)

KIS Ratings (AAA~D))

NICE (AAA~D)

NICE (AAA~D)

Korea Ratings (AAA~D)

Korea Ratings (AAA~D)

Korea Ratings (AAA~D)

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Periodic evaluation

Case evaluation

Case evaluation

Periodic evaluation

Case evaluation

Case evaluation

Periodic evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

Case evaluation

e.	Other Important Information

See our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1. Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2005 1Q	2004	2003	2002	2001
Cash and Due from Banks	243,727	56,099	349,585	73,256	13,825
Securities	9,377,752	9,436,976	7,007,222	6,062,119	5,016,864
Loans	213,666	218,641	830,566	1,231,207	648,365
Fixed Assets	230	282	293	374	651
Other Assets	36,770	36,046	60,148	22,195	14,108

Total Assets	9,872,145	9,748,044	8,247,814	7,389,151	5,693,813

Borrowings	120,000	120,000	—	300,000	310,000
Debentures	2,096,200	2,154,636	2,621,182	1,999,250	1,298,304
Other Liabilities	129,511	25,355	28,737	25,772	8,162

Total Liabilities	2,345,711	2,299,991	2,649,919	2,325,022	1,616,466

Common Stock	4,030,077	3,982,278	3,877,525	3,839,074	3,637,293
Capital Surplus	109,025	84,356	61,324	58,645	—
Retained Earnings	2,569,744	2,328,854	1,282,866	1,145,518	558,501
Capital Adjustment	817,588	1,052,565	376,180	20,892	-118,447

Total Stockholder’s Equity	7,526,434	7,448,053	5,597,895	5,064,129	4,077,347

Operating Income*	422,981	1,922,849	1,593,251	878,488	717,112
Operating Expenses *	61,044	662,975	1,390,154	302,721	31,222
Operating Profit	361,937	1,259,874	203,097	575,767	685,890
Ordinary Income	362,023	1,261,925	202,565	589,214	685,885

Net profit	362,023	1,261,925	202,565	589,214	684,102

* 1.	Operating Income and operating expenses are computed by the total amount of gain or loss from equity method in accordance with the Article 15 of the corporate accounting standard.
2.	The 2004 figures have been changed due to the changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2004	2003	2002	2001
Cash and Due from Banks	6,850,115	6,471,855	6,568,852	6,432,890
Securities	28,553,168	27,006,677	26,452,509	25,024,333
Loans	91,768,615	86,077,297	73,604,113	59,876,198
Fixed Assets	2,646,979	2,734,616	2,796,183	2,831,851
Other Assets	6,811,684	6,477,274	5,421,877	5,920,545

Total Assets	136,630,561	128,767,718	114,843,534	100,058,817

Deposits	92,148,907	89,049,625	78,917,388	69,332,217
Borrowings	13,285,773	12,813,104	13,839,614	13,742,572
Debentures	13,687,295	12,195,159	10,792,932	5,491,533
Other Liabilities	8,814,901	9,011,530	5,987,833	7,080,301

Total Liabilities	127,936,876	123,069,418	109,528,767	95,646,623

Common Stock	3,982,278	3,877,525	3,839,074	3,637,293
Consolidated Capital Surplus	170,960	57,844	25,029	—
Consolidated Retained Earnings	2,363,713	1,152,053	1,151,113	558,852
Consolidated Capital Adjustment	923,794	414,969	54,506	-116,546
Minority Interest	1,252,940	195,909	245,045	359,595

Total Stockholder’s Equity	8,693,685	5,698,300	5,314,767	4,439,194

Operating Income (1)	13,359,215	10,403,445	9,623,990	10,159,156
Operating Expenses (2)	12,191,952	10,060,210	8,908,732	9,847,439
Operating Profit	1,167,263	343,235	715,258	311,717
Non-operating Income	458,277	639,882	540,113	1,190,685
Non-operating Expenses	390,804	752,055	800,487	937,984
Ordinary Income	1,234,736	231,062	454,884	564,418
Aggregated Net Profit	1,291,620	52,374	613,576	736,616
Consolidated Net Profit	1,292,493	56,279	591,588	686,287
No. of Companies Consolidated	24	15	17	17

(1) (2)	Operating income and operating expenses are calculated from the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for past 3 years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2005 1Q	Lendings	146,850	734	0.5%
	Loans	67,890	340	0.5%

	Total	214,740	1,074	0.5%

2004	Lendings	151,850	759	0.5%
	Loans	67,890	339	0.5%

	Total	219,740	1,098	0.5%

2003	Lendings	156,850	784	0.5%
	Loans	677,890	3,390	0.5%

	Total	834,740	4,174	0.5%

(2)	Change in Loan Loss Reserves for past 3 years

(units: millions of Won)

Item	2005 1Q	2004	2003
1. Initial loan loss reserves balance	1,098	4,174	147,381
2. Net credit costs	—	—	127,551
1) Write-offs	—	—	127,400
2) Recovery of written-off assets	—	—	—
3) Other changes	—	—	151
Recovery of credit costs	(24)	(3,076)	15,656
Ending loan loss reserve balance	1,074	1,098	4,174

4.	Notes on consolidated financial statement

(1)	Auditor’s opinion

Item	2004	2003	2002	2001
Auditor	Deloitte HanaAnjin	Deloitte & Touche	Deloitte & Touche	Arthur Andersen
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statement in the last three years

Year	Companies included	Newly included companies	Excluded companies
2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Securities Int’l Ltd.

- LG Securites (H.K.) Limited

- LG Securities America, Inc.

- LG Investments Holding B.V. (Amsterdam)GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

2003	Woori Finance Holdings and 15 companies		- Woori Merchant Bank - Woori First SPC

2002	Woori Finance Holdings and 17 companies	- Woori F&I - Woori Third SPC

Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2005 1Q	2004 1Q	2004 Dec. 31	2003 Dec. 31
Deloitte HanaAnjin	Deloitte & Touche	Deloitte HanaAnjin	Deloitte & Touche

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2004	Deloitte HanaAnjin	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	310	7,158

2003	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement	140 70	1,200 600
	Deloitte Touche	Annual Financial Statement (Consolidated, Non-consolidated)	36 37	300 300

2002	Arthur Andersen	Quarter Interim Financial Statement Half Year Interim Financial Statement Year-end Financial Statement Consolidated Financial Statement	140 70 30 30	1,200 600 300 300

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2004	2005.3.25	US GAAP Auditing	2004.12~2005.5	2,050	Deloitte HanaAnjin
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche
2002	2003.2.28	US GAAP Auditing	2002.12~2003.5	4,250	Deloitte Touche

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 10 and 11, 2005, respectively.

➢	Second Resolution: Appointment of Standing Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Standing Director		- Executive Director of KDIC
	Seung Hee Park	- Senior Managing Director at Woori Finance Holdings	N/A	N/A

➢	Third Resolution: Appointment of Non-Standing Directors and Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director and audit Committee	Je-Hoon Lee	- B.A. in Sociology, Seoul National University - M.A. in Journalism, Seoul National University - CEO & President of The Joongang Ilbo - Currently President of Korea BBB Association	N/A	N/A

Non-standing Director and audit Committee	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Chief Editor of The Korea Economic Daily - Currently Dean of Business School at Myongji University	N/A	N/A

Non-standing Director and audit Committee	Oh-Seok Hyun

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, University of Pennsylvania

- Former employee at Ministry of Finance and Economy

- Currently President of Trade Research Institute, Korea Int’l Trade Association

			N/A	N/A

Non-standing Director and audit Committee	Dosoung Choi

- B.A. in Business Administration, Seoul National University

- Ph.D. in Finance, Pennsylvania State University

- Chairman of Korean Securities Association

- Currently Professor of Finance at Seoul National University

			N/A	N/A

Non-standing Director and audit Committee	Chung-Sook Moon	- B.A. in Home Management, Sookmyung Women’s University - Ph.D. in Consumer Economics, Kansas State University - Currently Professor of Economics at Sookmyung Women’s University	N/A	N/A

Non-standing Director and audit Committee	Sung-Hwan Bae	- Ph.D. in Business Administration at SungKyunKwan University - Banking Supervisory Authority of the Bank of Korea - Currently director at Korea Deposit Insurance Corp.	Employee (Director)	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- B.A. in Business Administration at Seoul National University - Ph.D. in Finance at University of Georgia - Member, Monetary Policy Committee - Currently Professor of Business at Sogang University	N/A	N/A

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	The BOD Management Committee

(b)	The Business Strategy & Compensation Committee

(c)	The Risk Management Committee

(d)	Executive Committee

(e)	Ethics Committee

(f)	Non-standing Director Nomination Committee

(g)	MOU Review Committee

(h)	The Audit Committee

D.	Committees within Board of Directors

As of 2005.3.31

1.	BOD Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the heads of sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

Director Dosoung Choi resigned on April 7, 2005.
An audit committee member, Woon-Youl Choi, was appointed to the committee on April 20, 2005.

2.	Business Strategy and Compensation Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director	Non-standing director Je-Hoon Lee heads the committee consisting of 4 non-standing directors.
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

Non-standing director Woon-Youl Choi,was newly appointed to the committee on March 28, 2005.
Directors Je-Hoon Lee, Oh-Seok Hyun and Dosoung Choi have been reappointed and Dosoung Choi resigned on April 7, 2005.

3.	Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	The committee consists of the Chairman/CEO, CFO and no less than 3 non-standing directors.
Seung Hee Park	Senior managing director and CFO
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

At the BOD meeting held on March 28, 2005, the regulations of the risk management committee have been revised, and the committee structure was adjusted.
Newly appointed standing director Seung Hee Park was appointed to the committee and directors Sung-Tae Ro and Oh-Seok Hyun have been reappointed on March 28, 2005.
Dosoung Choi resigned and Woon-Youl Choi was newly appointed on April 7, 2005.

4.	Audit Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Woon-Youl Choi	Non-standing Director

Director Woon-Youl Choi was appointed to the committee on March 28, 2005.
Director Dosoung Choi resigned on April 7, 2005.

5.	Standing Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior managing director and CFO

Newly appointed standing director Seung Hee Park was appointed to the committee on March 28, 2005.

6.	Ethics Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads the committee consisting of all executive directors and no less than 2 non-standing directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior managing director and CFO
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

Newly appointed standing director Seung Hee Park was appointed to the committee and directors Je-Hoon Lee, Oh-Seok Hyun and Chung-Sook Moon have been reappointed on March 28, 2005.

7.	Non-standing Directors Nomination Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads the committee consisting of the Chairman/CEO and no less than 3 non-standing directors.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director

Newly appointed non-standing director Woon-Youl Choi was appointed to the committee and directors Je-Hoon Lee and Sung-Tae Ro were reappointed on March 28, 2005..

8.	MOU Review Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the entire board of directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior Managing director and CFO
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

Non-standing directors Woon-Youl Choi and Seung Hee Park have been newly appointed to the committee on March 28, 2005.
Director Suk-Jean Kang resigned on March 17, 2005.

E.	Stock Options

As of 2005.3.31	(units: Won, thousand shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100	—	—	100	8,530
Kwang Woo Chun	Standing director	2002.12.04	Common	80	—	—	80	8,530
Euoo Sung Min	Standing director	2002.12.04	Common	80	—	80	—	8,530
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40	—	—	40	8,530
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530
Nam Hong Cho	Standing director	2002.12.04	Common	10	—	—	10	8,530
Sang Chul Lee	Standing director)	2002.12.04	Common	10	—	—	10	8,530
Jae Woong Lee	Standing director	2002.12.04	Common	10	—	—	10	8,530
Gae Min Lee	Standing director	2002.12.04	Common	10	—	—	10	8,530
Kwang Sun Chung	Standing director	2002.12.04	Common	10	—	—	10	8,530
Hae-Seok Suh	Standing director	2002.12.04	Common	10	—	—	10	8,530
Duk Hoon Lee	Director of related company	2002.12.04	Common	80	—	—	80	8,530
Jong Wook Kiim	Director of related company	2002.12.04	Common	45	—	—	45	8,530
Jin Kyu Park	Director of related company	2002.12.04	Common	45	—	—	45	8,530
Jong Ku Min	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Jong Hwee Lee	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Dong Myun Suh	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Ki Shin Kim	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Young Seok Kim	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Byung Kil Choi	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30	—		30	8,530
Tae Woong Chung	Director of related company	2002.12.04	Common	30	—		30	8,530
Dong Chan Bae	Director of related company	2002.12.04	Common	30	—		30	8,530
Dae Hwan Kim	Director of related company	2002.12.04	Common	10	—		10	8,530
Young Ha Kim	Director of related company	2002.12.04	Common	10	—		10	8,530
Young Yong Kim	Director of related company	2002.12.04	Common	10	—		10	8,530
Taik Su Han	Director of related company	2002.12.04	Common	10	—		10	8,530
Sang Im Park	Director of related company	2002.12.04	Common	10	—		10	8,530
Joon Ho Hahm	Director of related company	2002.12.04	Common	10	—		10	8,530
Joon Ho Lee	Director of related company	2002.12.04	Common	30	—		30	8,530
Joo Sun Yeom	Director of related company	2002.12.04	Common	20	—		20	8,530
Ga Seok Chae	Director of related company	2002.12.04	Common	20	—		20	8,530
Sung Wook Park	Director of related company	2002.12.04	Common	5	—		5	8,530
Ki Seok Kim	Director of related company	2002.12.04	Common	5	—		5	8,530
Jae Ki Hong	Director of related company	2002.12.04	Common	5	—		5	8,530
Sam Su Pyo	Director of related company	2002.12.04	Common	40	—		40	8,530
Jung Rak Chun	Director of related company	2002.12.04	Common	30	—	30	—	8,530
Won Chul Hwang	Director of related company	2002.12.04	Common	20	—		20	8,530
Jong Hwee Kim	Director of related company	2002.12.04	Common	15	—	—	15	8,530
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15	—	15	—	8,530
Seok Hwan Lee	Director of related company	2002.12.04	Common	15	—		15	8,530
Seok Hee Hwang	Director of related company	2002.12.04	Common	40	—	40	—	8,530
Choong Wan Lee	Director of related company	2002.12.04	Common	35	—	35	—	8,530
Ki Sang Chung	Director of related company	2002.12.04	Common	30	—	30	—	8,530

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15	—	15	—	8,530
Kwang Suh Koo	Director of related company	2002.12.04	Common	15	—	15	—	8,530
In Kee Baek	Director of related company	2002.12.04		30			30	8,530
Seung Yang Han	Director of related company	2002.12.04		15		15	—	8,530
Keun Soo Yook	Director of related company	2002.12.04		15		15	—	8,530
Ki Jong Chung	Director of related company	2002.12.04	Common	5	—		5	8,530
Hun Il Nam	Director of related company	2002.12.04	Common	30	—		30	8,530
Young Soo Kim	Director of related company	2002.12.04	Common	30	—		30	8,530
Jin Ho Yoon	Director of related company	2002.12.04	Common	20	—		20	8,530
Seok Koo Yoon	Director of related company	2002.12.04	Common	15	—		15	8,530
Ji Yeon Joo	Director of related company	2002.12.04	Common	15	—		15	8,530
Ho Hyun Lee	Director of related company	2002.12.04	Common	20	—		20	8,530
Chan Kook Chung	Director of related company	2002.12.04	Common	15	—		15	8,530
Duk Yoon Kim	Director of related company	2002.12.04	Common	15	—		15	8,530
Young Wook Kim	Director of related company	2002.12.04	Common	15	—		15	8,530
Dae Kyu Ko	Director of related company	2002.12.04	Common	15	—		15	8,530
Total	—	—	—	1,560	—	300	1,260	—

1.	Methods of compensation: Issuance of new shares; provision of treasury shares, cash payment or provision of treasury shares for the difference between exercise price and market price.
2.	Exercise period: December 4, 2005 ~ December 3, 2008
3.	Exercise Price: 60% of granted = {6,800*(1+Rate of return of the banking industry index)} Won 40% of granted = 6,800 Won

2.	Related Companies

3.	Investments in Other Companies

As of 2005.3.31	(units: thousands of shares, millions of Won)

T y p e Name	Beginning Balance			Changes		Ending Bal.			Latest Net Income *
	Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C
Woori Bank	635,957	100.0	7,589,957	—	157,060	635,957	100.0	7,747,017	1,996,694
Kwangju Bank	34,080	99.9	420,595	—	-7,620	34,080	99.9	412,975	72,270
Kyongnam Bank	51,800	99.9	608,802	—	-17,348	51,800	99.9	591,454	109,235
Woori Inv. Trust Mgmt.	6,000	100.0	35,076	—	338	6,000	100.0	35,414	546
Woori Securities	32,956	100.0	361,500	-32,956	-361,500	0	0	0	2,369
Woori Finance Info Sys.	900	100.0	7,613	—	2,233	900	100.0	9,846	400
Woori F&I	2,000	100.0	58,231	—	9,089	2,000	100.0	67,320	20,075
Woori 2nd SPC	2	95.0	—	—	—	2	95.0	—	8,097
Woori 3rd SPC	2	100.0	—	—	—	2	100.0	—	7,790
Woori Investment & Securities (Formerly LGIS)	32,877	23.16	355,201	12,398	158,525	45,275	29.32	513,726	4,240
Foreign	—	—	—	—	—	—	—	—	—

Total	796,574	—	9,436,975	-20,558	-59,223	776,016	—	9,377,752	2,221,716

1.	The changes in the quantity and cost are calculated from the increase or decrease under the equity method.
2.	The invested shares of Woori Securities have been absorbed into Woori Investment & Securities after Woori Investment & Securities (Formerly known as LG Investment & Securities) and Woori Securities merged.
3.	The latest net income date is December 2004, except for Woori Investment Trust Management, Woori Securities and Woori Investment & Securities for whose latest net income date is March 2004.
4.	Due to change in accounting standards, the beginning balance has been adjusted.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2005.3.31	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458609	77.97	—	—	628,458609	77.97
Total		Common	628,458609	77.97	—	—	628,458609	77.97
		Preferred			—	—	0	0

		Total	628,458609	77.97	—	—	628,458609	77.97

Major Shareholder: KDIC

b.	Share Ownership of more than 5%

As of 2005.3.31	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97

Total		628,458,609	77.97			628,458,609	77.97

c.	Shareholder Distribution

As of 2004.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	28,780	99.99	145,997,551	18.33
Minority Shareholders (Companies)	652	2.27	116,583,764	14.64
Minority Shareholders (Individual)	28,128	97.72	29,413,787	3.69
Major Shareholders	1	0.00	628,458,609	78.91
Main Shareholders	2	0.01	21,997,510	2.76
Total Other Shareholders	2	0.01	21,997,510	2.76
Others Shareholders (Companies)	—	—	—	—
Others Shareholders (Individual)	1	0.00	1,888	0.00

Total	28,784	100.00	796,455,558	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	October	November	December	January	February	March
High	8,900	8,880	8,650	9,300	9,790	10,700
Low	7,700	8,260	8,000	8,220	9,160	9,350
Monthly Trade Volume	45,546,382	47,937,353	30,773,861	38,929,242	37,359,936	70,311,587

b.	Foreign Stock Market (NYSE)

(units: US Dollars, shares)

Period	October	November	December	January	February	March
ADR
High	12.10	24.90	25.25	27.20	29.10	31.60
Low	20.55	22.01	23.20	23.50	27.30	28.00
Monthly Trade Volume	19,000	21,800	20,600	72,800	24,600	33,200

*	The ADR exchange ratio is 3 shares of Common Stock per one ADS.

VII. Directors and Employee Information

1. Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang
Vice Chairman	Registered	Jong-Wook Kim
Senior Managing Director and CFO	Registered	Seung Hee Park
Managing Director	Non-Registered	Jin-Hyung Ju
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Woon-Youl Choi
Non-standing Director	Registered	Oh-Seok Hyun
Non-standing Director	Registered	Dosoung Choi
Non-standing Director	Registered	Chung-Sook Moon
Non-standing Director	Registered	Sung-Hwan Bae

Director Suk-Jean Kang resigned on March 17, 2005.
Seung Hee Park (Standing director) and Woon-Youl Choi (Non-standing director) have been newly appointed on March 28, 2005.

2.	Employee Status

(units: years, thousands of Won)

Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	52	—	3	55	4	1,242,981	22,600
Female	5	—	12	17	4	149,968	8,822

Total	57	—	15	72	4	1,392,949	19,347

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of professional personnels

Items	Number	Responsibilities	Remarks
Lawyer	1	Legal advisory
CPA	6	Financial accounting, Financial Planning, Business Planning
Ph.D in Law/Finance/Accounting	2	Research

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori 2nd SPC	subsidiary	Other loan	100			100
Woori 3rd SPC	subsidiary	Other loan	17,790			17,790
Kwangju Bank	subsidiary	Other loan	50,000			50,000
Woori Finance Info. Sys	subsidiary	Other loan	30,000			30,000
Woori F&I	subsidiary	Other loan	121,850		5,000	116,850	Partial redemption on February 28, 2005

Total			219,740		5,000	214,740

b.	Payment Transactions

(units: millions of Won)

Name	Relation	Transactions of Payments
		Item	Par value	Transactions				Gain/ Loss*
				Beginning	Increase	Decrease	Ending
Woori Securities	Subsidiary	Common stock	5,000	32,956,413		32,956,413	0	(1)
LG Investment & Securities (Formerly known as LG Investment & Securities)	Subsidiary	Common Stock	5,000	32,877,487	12,397,494		45,274,981	(2	),(3)

Total				65,833,900	12,397,494	32,956,413	45,274,981

*	Derived by using the equity method.
(1)	On January 7, 2005, 14,000,000 shares of Woori Securities have been cancelled, and the remaining shares have been absorbed into Woori Investment & Securities following the merger.
(2)	Due to the merger with Woori Securities, 12,397,494 shares were newly issued by LG Investment & Securities in exchange for shares in Woori Securities.
(3)	Additional 1,050,000 shares have been acquired from the market from April 8, 2005 to April 12, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 16, 2005

By:	/s/ Young Sun Kim
(Signature)
Name:	Young Sun Kim
Title:	Director

WOORI FINANCE HOLDINGS Co., Ltd.

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
AND INDEPENDENT ACCOUNTANT’S REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of March 31, 2005 and the related non-consolidated statements of operations and cash flows for the three months ended March 31, 2005 and 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with the financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, which is presented in this report, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 25, 2005, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2004 is fairly stated, in relation to the non-consolidated balance sheet from which is has been derived.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without affecting our conclusion, we draw attention to the followings:

As explained in Note 1, LG Investment Securities Co., Ltd. (“LG Securities”), a subsidiary of the Company, merged with Woori Securities Co., Ltd. (“Woori Securities”), also a subsidiary of the Company, on March 31, 2005 and changed its name to Woori Investment Securities Co., Ltd. (“Woori Investment Securities”). Woori Investment Securities took over substantially all assets and liabilities of Woori Securities by exchanging one common share of Woori Securities with 0.654 share of Woori Investment Securities. The number of issued common shares and contributed capital of Woori Investment Securities increased from 122.1 million and (Won)625.5 billion (US$610.6 million) to 134.5 million and (Won)687.4 billion (US$671.1 million) as of March 31, 2005. As a result of this merger, the Company’s ownership percentage in Woori Investment Securities increased from 26.92% to 33.66% and the difference between sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion (US$35.2 million) was recorded in capital adjustment of the Company as of March 31, 2005.

As explained in Note 20, the Company’s receivables from its subsidiaries as of March 31, 2005 and December 31, 2004 are (Won)471.6 billion (US$460.4 million) and (Won)288.8 billion (US$282.0 million), respectively, and payables to its subsidiaries are (Won)0.2 billion (US$0.2 million) and (Won)16.0 billion (US$15.6 million), respectively. In addition, for the three months ended March 31, 2005 and 2004, revenues from transactions with its subsidiaries are (Won)3.9 billion (US$3.8 million) and (Won)11.3 billion (US$11.1 million), respectively, and expenses from transactions with its subsidiaries are (Won)3.2 billion (US$3.1 million) and (Won)10.7 billion (US$10.4 million), respectively.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 6, 2005

Notice to Readers

This report is effective as of May 6, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

	Korean won				Translation into U.S. dollars (Note 2)
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 16, 18 and 20)	(Won)	243,727	(Won)	56,099	US$	237,945	US$	54,768
Investment securities accounted for using the equity method of accounting (Notes 3 and 18)		9,377,752		9,436,975		9,155,279		9,213,097
Loans, net of allowance for possible loan losses (Notes 4, 18 and 20)		213,666		218,641		208,597		213,454
Fixed and intangible assets (Note 6)		230		282		224		275
Other assets (Notes 7 and 20)		36,770		36,047		35,898		35,192

	(Won)	9,872,145	(Won)	9,748,044	US$	9,637,943	US$	9,516,786

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Notes 8 and 18)	(Won)	120,000	(Won)	120,000	US$	117,154	US$	117,154
Debentures, net of discounts and added accrued interest and redemption premium (Notes 9, 10 and 18)		2,096,200		2,154,638		2,046,470		2,103,522
Other liabilities (Notes 12 and 20)		129,511		25,354		126,438		24,752

		2,345,711		2,299,992		2,290,062		2,245,428

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		4,030,077		3,982,278		3,934,469		3,887,804
Capital surplus (Note 13)		109,025		84,356		106,439		82,355
Retained earnings (Notes 3 and 13):
Legal reserve		208,427		79,178		203,483		77,300
Voluntary reserve		2,030,000		1,120,000		1,981,841		1,093,430
Retained earnings before appropriations (Net income of (Won) 362,024 million for the three months ended March 31, 2005 and (Won) 1,261,925 million and for the year ended December 31, 2004)		331,317		1,129,675		323,457		1,102,875

		2,569,744		2,328,853		2,508,781		2,273,605
Capital adjustments (Notes 3, 13 and 14)		817,588		1,052,565		798,192		1,027,594

		7,526,434		7,448,052		7,347,881		7,271,358

	(Won)	9,872,145	(Won)	9,748,044	US$	9,637,943	US$	9,516,786

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 19)	(Won)	419,093	(Won)	340,823	US$	409,151	US$	332,737
Interest income (Note 20)		3,866		11,337		3,774		11,068
Gain on foreign currency transactions		—		2,884		—		2,816
Gain on foreign currency translation		—		10,632		—		10,380
Reversal of allowance for doubtful accounts		22		3,146		21		3,071

		422,981		368,822		412,946		360,072

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 19)		(26,654)		(467,530)		(26,022)		(456,438)
Interest expense		(28,434)		(37,644)		(27,759)		(36,751)
Loss on valuation of swap contracts (Notes 9 and 20)		(91)		(9,260)		(89)		(9,040)
Fees and commissions (Note 20)		(1,056)		(1,155)		(1,031)		(1,128)
General and administrative (Notes 17 and 20)		(4,809)		(4,778)		(4,695)		(4,665)

		(61,044)		(520,367)		(59,596)		(508,022)

OPERATING INCOME (LOSS)		361,937		(151,545)		353,350		(147,950)

NON-OPERATING INCOME		95		177		93		173

NON-OPERATING EXPENSES		(8)		(1)		(8)		(1)

INCOME (LOSS) BEFORE INCOME TAX		362,024		(151,369)		353,435		(147,778)

INCOME TAX EXPENSE (Note 15)		—		—		—		—

NET INCOME (LOSS)	(Won)	362,024	(Won)	(151,369)	US$	353,435	US$	(147,778)

BASIC ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	453	(Won)	(195)	US$	0.442	US$	(0.191)

BASIC NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	453	(Won)	(195)	US$	0.442	US$	(0.191)

DILUTED ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	449	(Won)	(195)	US$	0.439	US$	(0.191)

DILUTED NET INCOME (LOSS) PER COMMON SHARE (Note 21)	(Won)	449	(Won)	(195)	US$	0.439	US$	(0.191)

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(Won)	362,024	(Won)	(151,369)	US$	353,435	US$	(147,778)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		26,654		467,530		26,022		456,438
Interest expense (amortization of discounts on debentures)		680		2,988		663		2,917
Loss on valuation of currency swap contracts		91		9,260		89		9,040
Provision for severance benefits		265		22		259		21
Depreciation		47		27		46		26
Amortization on intangible assets		5		4		5		4
Stock compensation		—		117		—		114
Gain on valuation using the equity method of accounting		(419,093)		(340,823)		(409,151)		(332,737)
Accrued interest on loans		(556)		(561)		(543)		(547)
Gain on foreign currency translation		—		(10,632)		—		(10,380)
Reversal of allowance for doubtful accounts		(22)		(3,146)		(21)		(3,071)

		(391,929)		124,786		(382,631)		121,825

Changes in operating assets and liabilities:
Decrease in other receivable		405		130		395		127
Decrease (increase) in accrued income		(21)		336		(21)		328
Decrease in accrued interest on loans		—		27,982		—		27,318
Decrease in currency swap contracts		—		16,463		—		16,073
Decrease in advanced payments		65		—		64		—
Decrease in prepaid expenses		17		7		17		7
Increase in prepaid income tax		(51)		(5,143)		(50)		(5,021)
Payment of severance benefits		(13)		—		(13)		—
Decrease in severance insurance		13		—		13		—
Increase (decrease) in other payables		191		(8)		187		(8)
Increase (decrease) in accrued expenses		(1,640)		535		(1,601)		522
Decrease in withholdings		(159)		(50)		(155)		(49)

		(1,193)		40,252		(1,164)		39,297

Net cash provided by (used in) operating activities		(31,098)		13,669		(30,360)		13,344

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income	(Won)	60,435	(Won)	262,609	US$	59,001	US$	256,379

Decrease in investment securities accounted for using the equity method of accounting due to reduction in capital stock with cash consideration		154,000		—		150,347		—
Collection of loans		5,000		1,850		4,881		1,806
Collection of other loans		—		600,000		—		585,766
Acquisition of investment securities accounted for using the equity method of accounting		—		(800,000)		—		(781,021)

Net cash provided by investing activities		219,435		64,459		214,229		62,930

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		—		230,000		—		224,544
Repayment of debentures in foreign currencies		—		(167,940)		—		(163,956)
Cost on issuance of new shares		(709)		—		(692)		—

Net cash provided by (used in) financing activities		(709)		62,060		(692)		60,588

NET INCREASE IN CASH AND BANK DEPOSITS		187,628		140,188		183,177		136,862

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		56,099		349,585		54,768		341,292

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	243,727	(Won)	489,773	US$	237,945	US$	478,154

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

1. GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 9 subsidiaries and 13 2nd-tier subsidiaries as of March 31, 2005.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million (US$3,551,004 thousand), consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants and conversion rights since incorporation, as of March 31, 2005, the Company’s stock amounted to (Won)4,030,077 million (US$3,934,469 thousand), consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of March 31, 2005 and December 31, 2004 is as follows:

	Subsidiaries	Mar. 31, 2005		Dec. 31, 2004		Financial statements as of
Parent companies		Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Mar. 31
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Mar. 31
	Kwangju Bank	34,080,000	99.9	34,080,000	99.9	Mar. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Mar. 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	1,900	95.0	Mar. 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Mar. 31
”	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Mar. 31
”	Woori Securities Co., Ltd. (*1)	—	—	32,956,413	100.0	Mar. 31	(*2)
”	Woori Investment Securities Co., Ltd. (*1)	45,274,981	33.66	32,877,487	26.92	Mar. 31	(*2)
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Mar. 31	(*2)
”	Woori America Bank	8,500,000	100.0	8,500,000	100.0	Mar. 31	(*2)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Mar. 31	(*2)
”	Woori First Private Equity Fund	—	52.38	—	52.38	Mar. 31	(*2)

	Subsidiaries	Mar. 31, 2005		Dec. 31, 2004		Financial statements as of
Parent companies		Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Mar. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd. (*3)	5,000,000	100.0	5,000,000	100.0	Mar. 31
	LG Investment Trust Management Co., Ltd.	5,400,000	90.0	5,400,000	90.0	Mar. 31
”	Woori Investment Securities Int’l Ltd. (*3)	5,788,000	100.0	5,788,000	100.0	Mar. 31	(*2)
”	Woori Investment Securities (H.K.) Limited (*3)	22,500,000	100.0	22,500,000	100.0	Mar. 31	(*2)
”	Woori Investment Securities America, Inc. (*3)	300	100.0	300	100.0	Mar. 31
”	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Mar. 31
”	High Technology Venture Investment	1,500,000	42.86	1,500,000	42.86	Mar. 31
”	Global Technology Investment	1,500,000	50.00	1,500,000	50.00	Mar. 31

(*1)	LG Investment Securities Co., Ltd. (“LG Securities”), a subsidiary of the Company, merged with Woori Securities Co., Ltd. (“Woori Securities”), also a subsidiary of the Company, on March 31, 2005 and changed its name to Woori Investment Securities Co., Ltd. (“Woori Investment Securities”).
(*2)	The financial statements as of March 31, 2005 are not reviewed except those of Woori Securities Co., Ltd. In order to ensure the credibility of the financial statements of those subsidiaries, the Company performed certain procedures in accordance with Practice Statements in Financial Reporting 2002-7 ‘Investees’ financial statements applied using the equity method of accounting’.
(*3)	Some subsidiaries of Woori Investment Securities (formerly LG Securities) also changed their names as LG Securities changed its name.
(3)	General information pertaining to the Company’s subsidiaries as of March 31, 2005 does not differ materially from that as of December 31, 2004 except for the following:

a.	Woori Investment Securities

LG Securities, which shares listed on the Korea Stock Exchange, was established in January 1969 to engage in trading, agency, brokerage and underwriting of securities. LG Securities became a subsidiary of the Company as of December 24, 2004 as Woori Finance Holdings Co., Ltd acquired 26.92% of voting right of LG Securities and is able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As a result of the merger, new 12,397,494 common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common shares of Woori Investment Securities. As of March 31, 2005, its issued common stock amounted to (Won) 687,445 million (US$ 671,136 thousand) consisting of 134,513,863 shares and its issued preferred stock amounted (Won)99,355 million (US$ 96,998 thousand) consisting of 19,870,968 shares.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating Korean won amounts into U.S. dollars amounts using the Base Rate announced by Seoul Money Brokerage Service, Ltd. of (Won) 1,024.3 to US$ 1.00 at March 31, 2005, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2004 except for the following:

a.	Accounting of income taxes – Statements Korea Accounting Standards (“SKAS”) No. 16

The Company adopted SKAS No. 16 - ‘the accounting of income taxes’, prospectively in 2005. This standard requires that the temporary differences relating to items in equity, which will result in taxable or deductible amounts in future years are directly charged to the related equity items and deferred tax assets and liabilities are classified into current and non-current. The adoption of this standard has no effect on the Company’s accounting of income tax.

b.	Reclassification of statements of operations and cash flows for three months ended March 31, 2004

As the Company adopted SKAS No. 15 - ‘The equity method of accounting’ in preparing the financial statements for the year ended December 31, 2004, net loss on valuation using the equity method of accounting in the statements of operations and cash flows for three months ended March 31, 2004, which are presented for comparative purposes, is reclassified into gain and loss on valuation using the equity method of accounting at gross. This has no effect on the Company’s net loss for the three months ended March 31, 2004.

c.	Financial statements as of December 31, 2004

Woori Bank, a subsidiary of the Company, directly recorded certain assets such as securities and call loans that were deemed owned by Woori Bank through holding private beneficiary certificates, on its financial statements as of December 31, 2004. However, in accordance with the new interpretation of the accounting practice, a private beneficiary certificate on which management, as investor agrees to have no interference and is not practically managing is regarded as an ordinary beneficiary certificate and recorded as securities. Woori Bank adopted retroactively this new interpretation in its 2004 financial statements presented for comparative purposes. Therefore, the Company reflects such financial statements of Woori Bank on investment securities accounted for using the equity method of accounting in its 2004 financial statements. As a result, investment securities accounted for using the equity method of accounting increased by (Won)11.6 billion (US$11.3 million), capital adjustments increased by (Won)42.1 billion (US$ 41.1 million) and retained earnings decreased by (Won)30.5 billion (US$ 29.8 million) in the Company’s 2004 financial statements presented for comparative purposes.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the three months ended March 31, 2005 are as follows (Unit: Korean won in millions):

	January 1, 2005		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		March 31, 2005
Woori Bank	(Won)	7,589,957	(Won)	351,967	(Won)	(193,239)	(Won)	(1,668)	(Won)	—	(Won)	7,747,017
Kyongnam Bank		608,802		25,151		(9,809)		47		(32,737)		591,454
Kwangju Bank		420,595		18,601		(4,546)		—		(21,675)		412,975
Woori Finance Information System		7,613		2,235		(2)		—		—		9,846
Woori F&I		58,231		16,524		(1,369)		(44)		(6,022)		67,320
Woori Second Asset Securitization Specialty		—		(7)		—		—		7		—
Woori Third Asset Securitization Specialty		—		(379)		973		—		(594)		—
Woori Investment Trust Management		35,076		338		—		—		—		35,414
Woori Securities (*1)		361,500		(26,268)		8,729		—		(343,961)		—
Woori Investment Securities (*1)		355,201		4,277		(35,713)		—		189,961		513,726

	(Won)	9,436,975	(Won)	392,439	(Won)	(234,976)	(Won)	(1,665)	(Won)	(215,021)	(Won)	9,377,752

(*1)	Due to Woori Securities’ merger into LG Securities as of March 31, 2005, investment securities of Woori Securities are combined in Woori Investment Securities.

(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2004 is summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		Dec. 31, 2004
Woori Bank	(Won)	2,764,400	(Won)	4,437,759	(Won)	1,285,748	(Won)	(111,652)	(Won)	(786,298)	(Won)	7,589,957
Kyongnam Bank		259,000		337,157		47,468		(11,513)		(23,310)		608,802
Kwangju Bank		170,403		251,325		17,980		(3,777)		(15,336)		420,595
Woori Credit Card		273,000		(1,957,311)		(520,422)		(135,104)		2,339,837		—
Woori Finance Information System		5,244		2,567		6		(204)		—		7,613
Woori F&I		10,094		43,239		7,898		—		(3,000)		58,231
Woori Second Asset Securitization Specialty		10		41,104		—		—		(41,114)		—
Woori Third Asset Securitization Specialty		10		5,062		21,444		(9,890)		(16,626)		—
Woori Investment Trust Management		39,128		5,848		—		—		(9,900)		35,076
Woori Securities		152,662		(6,348)		155,213		—		59,973		361,500
LG Securities		355,201		—		—		—		—		355,201

	(Won)	4,029,152	(Won)	3,160,402	(Won)	1,015,335	(Won)	(272,140)	(Won)	1,504,226	(Won)	9,436,975

(3)	The details of other increase or decrease for the three months ended March 31, 2005 are as follows (Unit: Korean won in millions):

	Merger between subsidiaries		Acquisition		Dividends		Total
Kyongnam Bank	(Won)	—	(Won)	—	(Won)	(32,737)	(Won)	(32,737)
Kwangju Bank		—		—		(21,675)		(21,675)
Woori F&I		—		—		(6,022)		(6,022)
Woori Second Asset Securitization Specialty		—		—	(*1)	7		7
Woori Third Asset Securitization Specialty		—		—	(*1)	(594)		(594)
Woori Securities		(189,961)		(154,000)		—		(343,961)
Woori Investment Securities		189,961		—		—		189,961

	(Won)	—	(Won)	(154,000)	(Won)	(61,021)	(Won)	(215,021)

(*1)	Adjustment on dividend receivables

(4)	The details of other increase or decrease from the acquisition date to December 31, 2004 are as follows (Unit: Korean won in millions):

	Merger between subsidiaries		Acquisition		Dividends		Total
Woori Bank	(Won)	200,163	(Won)	227,084	(Won)	(1,213,545)	(Won)	(786,298)
Kyongnam Bank		—		—		(23,310)		(23,310)
Kwangju Bank		—		—		(15,336)		(15,336)
Woori Credit Card		(200,163)		2,540,000		—		2,339,837
Woori F&I		—		—		(3,000)		(3,000)
Woori Second Asset Securitization Specialty		—		—		(41,114)		(41,114)
Woori Third Asset Securitization Specialty		—		—		(16,626)		(16,626)
Woori Investment Trust Management		—		—		(9,900)		(9,900)
Woori Securities		—		73,958		(13,985)		59,973

	(Won)	—	(Won)	2,841,042	(Won)	(1,336,816)	(Won)	1,504,226

(5)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the three months ended March 31, 2005 are as follows (Unit: Korean won in millions):

	Jan. 1, 2005		Amortization		Mar. 31, 2005
Woori F&I	(Won)	79	(Won)	1	(Won)	78
Woori Investment Securities		(15,405)		(4,867)		(10,538)

	(Won)	(15,326)	(Won)	(4,866)	(Won)	(10,460)

(6)	The details of unrealized inter-company income or loss for the three months ended March 31, 2005 are as follows (Unit: Korean won in millions):

	Jan. 1, 2005		Decrease		Increase		Mar. 31, 2005
Woori Bank	(Won)	8,963	(Won)	286	(Won)	—	(Won)	8,677
Kyongnam Bank		(21)		(2)		—		(19)
Kwangju Bank		(160)		65		(3)		(228)
Woori Finance Information System		491		222		(50)		219
Woori F&I		25		—		25		50
Woori Third Asset Securitization Specialty		50		—		—		50
Woori Investment Trust Management		(3)		—		—		(3)
Woori Investment Securities		—		—		(62)		(62)

	(Won)	9,345	(Won)	571	(Won)	(90)	(Won)	8,684

4. LOANS

Loans as of March 31, 2005 and December 31, 2004 are as follows:

	Issuance date	Maturity date	Annual interest rate (%)	Korean won				Translation into U.S. dollars (Note 2)
				Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
				(In millions)		(In thousands)
Woori Finance Information System	Oct. 31, 2002	Oct. 31, 2006	6.3	(Won)	30,000	(Won)	30,000	US$	29,288	US$	29,288

Woori F&I	Mar. 25, 2003	Mar. 25, 2007	7.3		85,000		90,000		82,984		87,865
”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000		22,454		22,454
”	Jul. 29 2003	Jul. 29 2007	7.3		8,850		8,850		8,640		8,640

					116,850		121,850		114,078		118,959

Woori Second Asset Securitization Specialty:
2-1 non-guaranteed privately placed bonds (*1)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		100		98		98

Woori Third Asset Securitization Specialty:
3-1 non-guaranteed privately placed bonds (*1)	Apr. 15, 2002	Apr. 15, 2012	7.8		17,790		17,790		17,368		17,368

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*2)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		48,814		48,814

Total					214,740		219,740		209,646		214,527

Allowance for possible loan losses (Note 5)					(1,074)		(1,099)		(1,049)		(1,073)

Net				(Won)	213,666	(Won)	218,641	US$	208,597	US$	213,454

(*1)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date; however, the trustees may exercise early redemption rights to pay, in part or in whole, the principal in accordance with the business trust contract pursuant to the asset securitization plan.

(*2)	The coupon rate on the bonds is zero and the guaranteed return is 155.29%. The conversion price is (Won)5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5. ALLOWANCE FOR POSSIBLE LOAN LOSSES

Allowances for possible loan losses as of March 31, 2005 and December 31, 2004 are as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In millions)				(In thousands)
Loans:
Woori F&I	(Won)	584	(Won)	609	US$	571	US$	595
Woori Finance Information System		150		150		146		146
Woori Second Asset Securitization Specialty		1		1		1		1
Woori Third Asset Securitization Specialty		89		89		87		87
Kwangju Bank		250		250		244		244

		1,074		1,099		1,049		1,073

Long-term accrued interest income:
Kwangju Bank		25		23		24		22

	(Won)	1,099	(Won)	1,122	US$	1,073	US$	1,095

6. FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in tangible assets for the three months ended March 31, 2005 and the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2005		Acquisition		Disposition		Depreciation		Mar. 31, 2005
Vehicles	(Won)	7	(Won)	—	(Won)	—	(Won)	7	(Won)	—
Furniture and equipment		142		—		—		31		111
Structures in leased offices		79		—		—		9		70

	(Won)	228	(Won)	—	(Won)	—	(Won)	47	(Won)	181

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Dec. 31, 2004
Vehicles	(Won)	57	(Won)	—	(Won)	34	(Won)	16	(Won)	7
Furniture and equipment		124		134		3		113		142
Structures in leased offices		61		54		—		36		79

	(Won)	242	(Won)	188	(Won)	37	(Won)	165	(Won)	228

(2)	Changes in intangible assets for the three months ended March 31, 2005 and the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2005		Acquisition		Amortization		Mar. 31, 2005
Software	(Won)	14	(Won)	—	(Won)	2	(Won)	12
Industrial property rights		40		—		3		37

	(Won)	54	(Won)	—	(Won)	5	(Won)	49

	Jan. 1, 2004		Acquisition		Amortization		Dec. 31, 2004
Software	(Won)	20	(Won)	1	(Won)	7	(Won)	14
Industrial property rights		31		21		12		40

	(Won)	51	(Won)	22	(Won)	19	(Won)	54

As of March 31, 2005, accumulated amortization of software amount to (Won)22 million (US$21 thousand) and accumulated amortization of industrial property rights amount to (Won)29 million (US$28 thousand).

7. OTHER ASSETS

Other assets as of March 31, 2005 and December 31, 2004 are as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In millions)				(In thousands)
Guarantee deposits	(Won)	4,204	(Won)	4,204	US$	4,104	US$	4,104
Other receivables		1,887		2,293		1,842		2,239
Dividend receivables		18,726		18,140		18,282		17,710
Accrued income		5,878		5,302		5,738		5,176
Advanced payments		17		82		17		80
Prepaid expenses		640		657		625		641
Prepaid income tax		5,443		5,392		5,314		5,264

		36,795		36,070		35,922		35,214
Allowance for losses for accrued interest (Note 5)		(25)		(23)		(24)		(22)

	(Won)	36,770	(Won)	36,047	US$	35,898	US$	35,192

8. BORROWINGS

Borrowings in local currency and line of credit as of March 31, 2005 and December 31, 2004 are as follows:

	Annual interest rate (%)	Maturity	Line of credit		Korean won				Translation into U.S. dollars (Note 2)
					Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
			(In millions)		(In millions)				(In thousands)
Citibank	CD(3M)+1.3	Sep. 30, 2005	(Won)	100,000	(Won)	60,000	(Won)	60,000	US$	58,577	US$	58,577
Shinhan Bank	CD(3M)+1.4	Aug. 19, 2005		200,000		60,000		60,000		58,577		58,577
Korea First Bank	CD(3M)+1.5	Jul. 16, 2005		100,000		—		—		—		—
Samsung Insurance Company	6.10	Sep. 15, 2005		100,000		—		—		—		—

			(Won)	500,000	(Won)	120,000	(Won)	120,000	US$	117,154	US$	117,154

9. DEBENTURES

(1)	Debentures in local currency as of March 31, 2005 and December 31, 2004 are as follows:

1)	Bonds in local currency

	Issuance date	Annual interest rate (%)	Maturity	Korean won				Translation into U.S. dollars (Note 2)
				Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
				(In millions)				(In thousands)
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005	(Won)	300,000	(Won)	300,000	(Won)	292,883	(Won)	292,883
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		195,255		195,255
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000		292,883		292,883
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000		292,883		292,883
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000		361,222		361,222
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000		224,544		224,544
The 13th bonds	Aug. 31, 2004	4.42	Aug. 31, 2005		100,000		100,000		97,628		97,628
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000		292,883		292,883

Total					2,100,000		2,100,000		2,050,181		2,050,181
Less: discounts					(3,800)		(4,194)		(3,711)		(4,095)

				(Won)	2,096,200	(Won)	2,095,806	US$	2,046,470	US$	2,046,086

(2)	Debentures in foreign currencies as of December 31, 2004 are as follows (Unit: Korean won in millions and U.S. dollars in thousands):

1)	Convertible bonds in foreign currencies

	Issuance date	Annual interest rate (%)	Maturity	Dec. 31, 2004
6-1 Convertible bonds	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000
Long-term accrued interest					2,445

				US$	38,445

Korean won equivalent				(Won)	40,129

6-2 Convertible bonds	Dec. 20, 2002	—	Dec. 20, 2005	US$	16,000
Long-term accrued interest					907

				US$	16,907

Korean won equivalent				(Won)	17,647

6-5 Convertible bonds	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000
Add: redemption premium					63
Less: reconciliation for conversion rights					(51)

				US$	1,012

Korean won equivalent				(Won)	1,056

				(Won)	58,832

2)	The above convertible bonds were converted to common shares of the Company for the three months ended March 31, 2005 and the details of the conversion are as follows:

	6-2 Convertible bonds		6-1 Convertible bonds		6-5 Convertible bonds
Converted on		2005.02.17		2005.03.11		2005.03.11
Converted by		Lehman Brothers International Europe		Lehman Brothers International Europe		Lehman Brothers International Europe
Conversion price	(Won)	5,588	(Won)	7,313	(Won)	7,228

Conversion-exchange rate applied	(Won)	1,215.8: US$ 1	(Won)	1,201.4: US$ 1	(Won)	1,188.5: US$ 1

Issued common shares		3,481,173		5,914,180		164,429

Increased capital stock	(Won)	17,406 million	(Won)	29,571 million	(Won)	822 million

Increased paid-in capital in excess of par share	(Won)	4,290 million	(Won)	20,639 million	(Won)	491 million

3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to hedge any risks involved with fluctuations in exchange rates and interest rates. As of March 31, 2005 and 2004, cross currency interest rate swap contracts are as follows (Unit: Korean won in millions and U.S. dollars in thousands):

Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
		Mar. 31, 2005		Dec. 31, 2004
Sep. 27, 2002	Sep. 27, 2005	US$	—	US$	36,000	Receipt: compound interest rate of 2.9245% (6 months)
		(Won)	—	(Won)	44,136	Payment: annual rate of 5%
Dec. 20, 2002	Dec. 20, 2005	US$	—	US$	16,000	Receipt: compound interest rate of 2.7335% (6 months)
		(Won)	—	(Won)	19,248	Payment: annual rate of 4.84%
Jul. 9, 2003	Jul. 10, 2006	US$	—	US$	1,000	Receipt: compound interest rate of 2.034% (6 months)
		(Won)	—	(Won)	1,179	Payment: annual rate of 3.93%

Loss on valuation of swaps of (Won)91 million (US$ 89 thousand) and (Won)9,260 million (US$ 9,040 thousand) for the three months ended March 31, 2005 and 2004, respectively, were recorded.

10. LIABILITIES IN FOREIGN CURRENCIES

Liabilities denominated in foreign currencies of the Company as of March 31, 2005 and December 31, 2004 are summarized as follows:

	Foreign currencies				Korean won equivalent
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In thousands)				(In millions)
Debentures in foreign currencies	US$	—	US$	53,000	(Won)	—	(Won)	55,321
Long-term accrued interest payables		—		3,352		—		3,499
Redemption premium		—		63		—		65
Reconciliation for conversion rights		—		(51)		—		(53)
Currency swaps		—		13,383		—		13,969

	US$	—	US$	69,747	(Won)	—	(Won)	72,801

11. ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,482 million (US$1,447 thousand) and (Won)1,230 million (US$1,201 thousand) as of March 31, 2005 and December 31, 2004, respectively.

The details of changes in the accrued severance benefits for the three months ended March 31, 2005 and the year ended December 31, 2004 are as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In millions)				(In thousands)
Beginning balance	(Won)	1,230	(Won)	1,583	US$	1,201	US$	1,545

Provision for severance benefits		265		215		259		210
Payment for severance benefits		(13)		(568)		(13)		(554)

Ending balance	(Won)	1,482	(Won)	1,230	US$	1,447	US$	1,201

The Company has purchased an employee retirement trust and made deposits at Woori Bank. As of March 31, 2005 and December 31, 2004, the deposits, amounting to (Won)1,217 million (US$1,188 thousand) and (Won)1,230 million (US$1,201 thousand), respectively, are presented as a deduction from accrued severance benefits.

12. OTHER LIABILITIES

Other liabilities as of March 31, 2005 and December 31, 2004 are as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In millions)				(In thousands)
Accrued severance benefits (Note 11)	(Won)	1,482	(Won)	1,230	US$	1,447	US$	1,201

Deposits with employee retirement trust (Note 11)		(1,217)		(1,230)		(1,188)		(1,201)
Other payables		354		163		345		159
Accrued expenses		9,199		10,838		8,981		10,581
Dividend payable		119,468		—		116,634		—
Withholdings		225		384		219		375
Currency swaps (Notes 9 and 10)		—		13,969		—		13,637

	(Won)	129,511	(Won)	25,354	US$	126,438	US$	24,752

13. SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of March 31, 2005 and December 31, 2004 are as follows:

	Mar. 31, 2005		Dec. 31, 2004
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		796,455,558

(2)	The changes in the capital stock of the Company for the period from its incorporation to March 31, 2005 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds (*1)	9,559,782		47,799		24,710

2005.3.31		806,015,340	(Won)	4,030,077	(Won)	109,025

(*1)	On February 17 and March 11, 2005, convertible bonds were converted (Note 9).

(3)	Other capital surplus was consideration of conversion rights relating to convertible bonds issued in 2003. It was transferred to paid-in capital in excess of par value as the convertible bonds were converted to common shares of the Company the three months ended March 31, 2005.

(4)	Pursuant to Act Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(5)	As of March 31, 2005 and December 31, 2004, the Company held 2,547 shares of treasury stock amounting to (Won)18 million (US$17 thousand).

(6)	The changes in retained earnings December 31, 2004 to March 31, 2005 are as follows (Unit : Korean won in millions):

	Korean won			Translation into U.S. dollars (Note 2)
	(In millions)			(In thousands)
December 31, 2004 (*1)		(Won)	1,129,675		US$	1,102,875

Appropriations:
Dividend declared	(119,468)			(116,634)
Appropriation of legal reserves	(129,249)			(126,183)
Appropriation of voluntary reserve	(910,000)		(1,158,717)	(888,411)		(1,131,228)

Decrease due to investment securities accounted for using the equity method of accounting			(1,665)			(1,625)
Net income for the three months ended March 31, 2005			362,024			353,435

March 31, 2005		(Won)	331,317		US$	323,457

(*1)	Included the effect of decreases in retained earnings resulting from Woori Bank’s adoption of new interpretation (Note 2)

14. STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won)6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The summary of stock options granted as of March 31, 2005 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares Type Valuation method	405,000 shares Share issue or balance compensation Fair value approach	855,000 shares Share issue or balance compensation Fair value approach	1,260,000 shares

(3)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of Dec. 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won)6,800 per share

Fair value	(Won)2,081 per share

(4)	The Company and its subsidiaries had recorded stock option costs from its grant date to December 4, 2004 as shown below. The Company recorded the costs in capital adjustments.

			(Unit: Korean won in millions)
Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	780	(Won)	1,842	(Won)	2,622

Each subsidiary is responsible for absorbing the respective stock option cost for its management. The subsidiaries recorded the related cost as other payables to the Company, and the Company recorded the same amount as other receivables from subsidiaries.

15. INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable loss for the three months ended March 31, 2005 is as follows:

	Korean won		Translation into U.S. dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	362,024	US$	353,435

Non-temporary differences:
Deemed dividends		74,850		73,074
Deemed interest income		776		758
Dividend revenues		(122,429)		(119,525)
Investment securities		(225,046)		(219,707)
Others		98		96

		(271,751)		(265,304)

Temporary differences:
Investment securities		(92,473)		(90,279)
Accrued expenses		2,193		2,141
Currency swap liabilities		(13,969)		(13,638)
Reversal of accrued expenses		(3,409)		(3,328)
Long-term accrued interest		(3,498)		(3,415)
Long-term interest receivables		(555)		(542)
Others		(25)		(24)

		(111,736)		(109,085)

Taxable loss after tax adjustments	(Won)	(21,463)	US$	(20,954)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the three months ended March 31, 2005 are as follows (Unit: Korean won in millions):

	Jan. 1, 2005 (*1)		Increase		Decrease		Mar. 31, 2005		Deferred tax assets (liabilities)(*3)
Investment securities	(Won)	(2,635,223)	(Won)	(392,438)	(Won)	(299,965)	(Won)	(2,727,696)	(Won)	( *2)
Swap contracts		13,969		—		13,969		—		—
Accrued income		(296)		(295)		(296)		(295)		(81)
Accrued severance benefits		738		151		—		889		244
Depreciation		28		—		—		28		8
Accrued expenses		3,409		2,193		3,409		2,193		603
Accounts receivable		(1,842)		—		—		(1,842)		(506)
Employee retirement deposits		(738)		(164)		—		(902)		(248)
Long-term accrued interest payables		3,498		—		3,498		—		—
Long-term accrued interest income		(4,506)		(555)		—		(5,061)		(1,392)
Premiums on debentures		65		—		65		—		—
Adjustment of conversion rights		(53)		—		(53)		—		—
Dividend receivables		48,873		—		—		48,873		13,440

		(2,572,078)		(391,108)		(279,373)		(2,683,813)		12,068
Tax loss carry-forwards		109,999		21,463		—		131,462		36,152

	(Won)	(2,462,079)	(Won)	(369,645)	(Won)	(279,373)	(Won)	(2,552,351)	(Won)	48,220

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	The Company does not expect that the temporary differences on investment securities would result in tax amounts in future years as basis for recognizing deferred tax liabilities in the current year.
(*3)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount(*1)		Utilized		Remaining		Expiration
2001	(Won)	25,288	(Won)	—	(Won)	25,288	Dec. 31, 2006

2002		13,899		—		13,899	Dec. 31, 2007
2003		48,398		—		48,398	Dec. 31, 2008
2004		22,414		—		22,414	Dec. 31, 2009
2005		21,463		—		21,463	Dec. 31, 2010

	(Won)	131,462	(Won)	—	(Won)	131,462

(*1)	Reflected the additional adjustment based on the reported tax returns.

(4)	For the three months ended March 31, 2005, there is no income tax expense reflected in the statements of operations as there is no tax currently payable under the Corporate Tax Act and there are no changes in net deferred tax assets or liabilities.

16. STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2005 and 2004, the significant transactions without cash flows are as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
Transactions	(In millions)				(In thousands)
Changes in capital adjustments due to the equity method of accounting	(Won)	234,975	(Won)	657,351	US$	229,401	US$	641,756
Changes in retained earnings due to the equity method of accounting		(1,665)		(137,952)		(1,626)		(134,679)
Increase in other receivables and stock options		—		234		—		228
Capital increase due to conversion of convertible bonds in foreign currencies		72,468		—		70,749		—
Increase in dividend receivables		587		51,128		573		49,915
Increase in accrued severance benefits		—		180		—		176

17. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three-month periods ended March 31, 2005 and 2004 are summarized as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	2,565	(Won)	2,011	US$	2,504	US$	1,963
Provision for severance benefits		265		22		259		21
Fringe benefits		186		269		182		263
Rent		573		565		559		552
Entertainment		53		109		52		107
Depreciation		47		27		46		26
Amortization on intangible assets		5		4		5		4
Taxes and dues		25		17		24		17
Advertising		126		704		123		687
Travel		34		16		33		16
Telecommunications		12		12		12		12
Service fees		609		498		594		486
Suppliers		14		22		14		21
Stock compensation (Note 14)		—		117		—		114
Others		295		385		288		376

	(Won)	4,809	(Won)	4,778	US$	4,695	US$	4,665

18. FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of March 31, 2005 are as follows (Unit: Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity (capital deficiency)
Woori Bank	(Won)	112,386,889	(Won)	104,605,555	(Won)	7,781,334
Kyongnam Bank		12,033,524		11,442,089		591,435
Kwangju Bank		10,263,314		9,850,567		412,747
Woori Finance Information System		299,133		289,068		10,065
Woori F&I		292,996		222,752		70,244
Woori Second Asset Securitization Specialty		1,609		7,346		(5,737)
Woori Third Asset Securitization Specialty		35,376		77,876		(42,500)
Woori Investment Trust Management		36,166		755		35,411
Woori Investment Securities		5,909,216		4,123,383		1,785,833

	(Won)	141,258,223	(Won)	130,619,391	(Won)	10,638,832

(2)	The condensed statements of operations of subsidiaries for the three months ended March 31, 2005 are as follows (Unit: Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	3,070,734	(Won)	2,668,590	(Won)	402,144	(Won)	493,963	(Won)	351,681

Kyongnam Bank		184,480		151,749		32,731		26,534		25,153
Kwangju Bank		148,415		124,650		23,765		24,176		18,533
Woori Finance Information System		67,564		65,362		2,202		3,340		1,962
Woori F&I		6,365		4,887		1,478		24,035		16,550
Woori Second Asset Securitization Specialty		—		45		(45)		(7)		(7)
Woori Third Asset Securitization Specialty		29		409		(380)		(379)		(379)
Woori Investment Trust Management		1,905		1,332		573		493		337
Woori Securities (*1)		47,824		62,205		(14,381)		(27,483)		(25,185)
Woori Investments Securities		292,031		275,317		16,714		(14,955)		(18,846)

	(Won)	3,819,347	(Won)	3,354,546	(Won)	464,801	(Won)	529,717	(Won)	369,799

(*1) The income or loss is for the three months ended March 31, 2005 before merger into Woori Investment Securities.

(3)	Significant liabilities and assets of the Company and its subsidiaries as of March 31, 2005 are summarized as follows (Unit: Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	120,000	(Won)	2,096,200	(Won)	2,216,200

Woori Bank		74,824,262		9,617,750		9,191,783		93,633,795
Kyongnam Bank		9,025,459		1,672,611		307,870		11,005,940
Kwangju Bank		7,308,763		1,810,267		347,651		9,466,681
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		206,550		—		206,550
Woori Second Asset Securitization Specialty		—		—		100		100
Woori Third Asset Securitization Specialty		—		17,790		—		17,790
Woori Investment Securities		2,207,745		446,806		195,664		2,850,215

	(Won)	93,366,229	(Won)	14,101,774	(Won)	12,139,268	(Won)	119,607,271

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	243,727	(Won)	9,377,752	(Won)	213,666	(Won)	9,835,145
Woori Bank		5,000,766		20,868,273		77,579,443		103,448,482
Kyongnam Bank		743,809		3,338,270		7,463,699		11,545,778
Kwangju Bank		658,086		3,179,778		5,964,436		9,802,300
Woori Finance Information System		33,357		515		—		33,872
Woori F&I		50,525		72,176		149,304		272,005
Woori Second Asset Securitization Specialty		991		—		—		991
Woori Third Asset Securitization Specialty		4,375		30,997		—		35,372
Woori Investment Trust Management		30,499		338		—		30,837
Woori Investment Securities		1,756,907		2,373,346		719,061		4,849,314

	(Won)	8,523,042	(Won)	39,241,445	(Won)	92,089,609	(Won)	139,854,096

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of March 31, 2005 are summarized as follows (Unit: Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	79,091,828	(Won)	1,512,386	1.91

Kyongnam Bank		7,592,227		128,528	1.69
Kwangju Bank		6,052,094		87,658	1.45
Woori F&I		150,054		750	0.50
Woori Investment Securities		923,410		204,349	22.13

	(Won)	93,809,613	(Won)	1,933,671	2.06

Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of December 31, 2004 are summarized as follows (Unit: Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	79,074,540	(Won)	1,619,041	2.05

Kyongnam Bank		7,565,018		123,827	1.64
Kwangju Bank		6,034,719		89,559	1.48
Woori F&I		122,413		612	0.50
Woori Securities		42,581		7,327	17.21
Woori Investment Securities		1,052,061		187,266	17.80

	(Won)	93,891,332	(Won)	2,027,632	2.16

19. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-company incomes or losses for the three months ended March 31, 2005 are as follows:

	Korean won		Translation into U.S. dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	351,967	US$	343,617	89.69

Kyongnam Bank		25,151		24,554	6.41
Kwangju Bank		18,601		18,160	4.74
Woori Finance Information System		2,235		2,182	0.57
Woori F&I		16,524		16,132	4.21
Woori Second Asset Securitization Specialty		(7)		(7)	0.00
Woori Third Asset Securitization Specialty		(379)		(370)	(0.10)
Woori Investment Trust Management		338		330	0.09
Woori Securities		(26,268)		(25,647)	(6.70)
Woori Investment Securities		4,277		4,177	1.09

Gain on valuation using the equity method of accounting		392,439		383,128	100.0
Other income		3,982		3,802
Other expenses		(34,397)		(33,495)

Net income	(Won)	362,024	US$	353,435

20. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of March 31, 2005 and December 31, 2004 are as follows:

	Korean won				Translation into US dollars (Note 2)				Account
	Mar. 31, 2005		Dec. 31, 2004		Mar. 31, 2005		Dec. 31, 2004
	(In millions)				(In thousands)
<Assets>
Woori Bank	(Won)	168,929	(Won)	35,852	US$	164,921	US$	35,001	Cash and bank deposits
”		4,153		4,153		4,054		4,054	Guarantee deposits
”		1,186		1,591		1,158		1,553	Other receivables
”		204		118		199		115	Accrued income
Kyongnam Bank		42,743		9,938		41,729		9,702	Cash and bank deposits
”		8		11		8		11	Accrued income
Kwangju Bank		32,056		10,309		31,295		10,064	Cash and bank deposits
”		50,000		50,000		48,814		48,814	Loans
”		5,066		4,511		4,946		4,404	Accrued income
Woori Finance Information System		30,000		30,000		29,288		29,288	Loans
”		230		230		225		225	Other receivables
”		306		366		299		357	Accrued income
Woori F&I		116,850		121,850		114,078		118,959	Loans
Woori Second Asset Securitization Specialty		100		100		98		98	Loans
”		2		2		2		2	Accrued income
Woori Third Asset Securitization Specialty		17,790		17,790		17,368		17,368	Loans
”		293		294		286		287	Accrued income
Woori Investment Trust Management		73		73		71		71	Other receivables
Woori Credit Information		166		166		162		162	Other receivables
Woori CA Asset Management		229		229		224		224	Other receivables
Principal guaranteed trust accounts of Woori Bank		1,216		1,230		1,187		1,201	Deposits with employee retirement trust

	(Won)	471,600	(Won)	288,813	US$	460,412	US$	281,960

<Liabilities>
Woori Bank	(Won)	55	(Won)	58	US$	54	US$	57	Accounts payable
”		—		1,498		—		1,462	Accrued expenses
”		—		13,969		—		13,638	Currency swaps (liabilities)
Woori Credit Card		162		—		158		—	Other payables
Woori Finance Information System		—		443		—		432	Accrued expenses

	(Won)	217	(Won)	15,968	US$	212	US$	15,589

(2)	Transactions with the subsidiaries for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Korean won				Translation into US dollars (Note 2)				Account
	2005		2004		2005		2004
	(In millions)				(In thousands)
<Revenues>
Woori Bank	(Won)	247	(Won)	1,397	US$	241	US$	1,364	Interest income on deposits
”		—		5,762		—		5,625	Interest income on loans
Kyongnam Bank		64		129		62		126	Interest income on deposits
Kwangju Bank		73		94		71		92	Interest income on deposits
”		555		561		542		548	Interest income on loans
Woori Finance Information System		416		549		406		536	Interest income on loans
Woori F&I		2,162		2,301		2,111		2,246	Interest income on loans
Woori Second Asset Securitization Specialty		2		2		2		2	Interest income on loans
Woori Third Asset Securitization Specialty		346		541		338		528	Interest income on loans

	(Won)	3,865	(Won)	11,336	US$	3,773	US$	11,067

<Expenses>
Woori Bank	(Won)	2,185	(Won)	9,260	US$	2,133	US$	9,040	Loss on valuation of swap contracts
”		390		496		381		485	Rent
”		175		—		171		—	Other administrative expenses
Woori Finance Information System		489		705		477		688	Service fees
”		—		262		—		256	Other administrative expenses

	(Won)	3,239	(Won)	10,723	US$	3,162	US$	10,469

21. EARNINGS PER COMMON SHARE

(1)	Basic ordinary income (loss) per common share and basic net income (loss) per common share for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Net income (loss) on common shares	(Won)	362,024	(Won)	(151,369)	US$	353,435	US$	(147,778)

Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Ordinary income (loss) on common shares	(Won)	362,024	(Won)	(151,369)	US$	353,435	US$	(147,778)

Weighted average number of common shares outstanding		799,398,211		775,504,910		799,398,211		775,504,910

Basic ordinary income (loss) per common shares	(Won)	453	(Won)	(195)	US$	0.442	US$	(0.191)

Basic net income (loss) per common shares	(Won)	453	(Won)	(195)	US$	0.442	US$	(0.191)

(2)	Diluted ordinary income (loss) per common share and diluted net income (loss) per common share for the three-month periods ended March 31, 2005 and 2004 are as follows:

	Korean won				Translation into US dollars (Note 2)
	2005		2004		2005		2004
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Diluted net income (loss) on common shares	(Won)	362,399	(Won)	(151,369)	US$	353,802	US$	(147,778)
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Diluted ordinary income (loss) on common shares	(Won)	362,399	(Won)	(151,369)	US$	353,802	US$	(147,778)

Weighted average number of common and dilutive common shares outstanding		806,372,764		775,504,910		806,372,764		798,851,749

Diluted ordinary income (loss) per common shares	(Won)	449	(Won)	(195)	US$	0.439	US$	(0.191)

Diluted net income (loss) per common shares	(Won)	449	(Won)	(195)	US$	0.439	US$	(0.191)

(*1)	Diluted net income (loss) on common shares is the calculated net income (loss) plus the expense occurred from convertible bonds and stock option. Weighted average number of common and dilutive common shares outstanding is the calculated weighted average number of common shares outstanding plus dilutable shares from those convertible bonds and stock option.

(3)	Basic net income per common share and diluted net income per common share for the year ended December 31, 2004 are (Won)1,616 and (Won) 1,587, respectively.

22. INSURANCE

As of March 31, 2005, the Company has insurance for liability of reparation of directors with Dongbu Insurance Co., Ltd. The insurance coverage is (Won)30,000 million (US$29,288 thousand).

23. CREDITS TO LG CARD CO., LTD.

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable, equity securities and debt securities from LG Card Co., Ltd. in the total amount of (Won)134.6 billion (US$131.4 million), (Won)238.6 billion (US$232.9 million) and (Won)133.2 billion (US$130.0 million), respectively, as of March 31, 2005. In connection therewith, the banks recorded (Won)49.0 billion (US$47.8 million) as allowances for credit losses and cumulative impairment losses on securities. However, the Company’s bank subsidiaries’ actual losses on LG Card Co., Ltd. credit may differ from the current estimate.

24. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to sell non-performing loans and fixed assets, close certain branches and subsidiaries, improve financial ratios including the capital adequacy ratio, and reinforce their risk management systems. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

25. SUBSEQUENT EVENT

a. Acquisition of LG Investment Trust Management Co., Ltd.

On May 6, 2005, the Company acquired 5,400,000 common shares of LG Investment Trust Management Co., Ltd. from Woori Investment Securities, a subsidiary of the Company for (Won)72,948 million (US$71,217 thousand) in order to include it as a consolidated subsidiary.